SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                               AMENDMENT NUMBER 1
                                       TO
                                 SCHEDULE 13E-4

                          ISSUER TENDER OFFER STATEMENT
            (PURSUANT TO SECTION 13(e)(1) OF THE SECURITIES EXCHANGE
                                  ACT OF 1934)

                          FIRST SHENANGO BANCORP, INC.
                                (Name of Issuer)

                          FIRST SHENANGO BANCORP, INC.
                      (Name of Person(s) Filing Statement)

                     Common Stock, Par Value $0.10 per Share
                         (Title of Class of Securities)

                                    336409107
                                    ---------
                      (CUSIP Number of Class of Securities)

                               Francis A. Bonadio
                      President and Chief Executive Officer
                          First Shenango Bancorp, Inc.
                              25 North Mill Street
                         New Castle, Pennsylvania 16101
                                 (800) 982-8322

                                 With Copies to:

                             Samuel J. Malizia, Esq.
                             Lloyd H. Spencer, Esq.
                      Malizia, Spidi, Sloane & Fisch, P.C.
                               One Franklin Square
                               1301 K Street, N.W.
                                 Suite 700 East
                              Washington, DC 20005
                                 (202) 434-4660
                       (Name, Address and Telephone Number
           of Persons Authorized to Receive Notices and Communications
                    on Behalf of Person(s) filing Statement)

                                October 25, 1996
     (Date tender offer first published, sent or given to security holders)

                            CALCULATION OF FILING FEE
================================================================================
                                                                      Amount of
Transaction Valuation*                                                Filing Fee
================================================================================
$4,750,000                                                                  $950
================================================================================

* For purposes of calculating fee only. Based on the Offer for 200,000 shares at the maximum tender offer price per share of $23.75.

[X] Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the form or schedule and the date of its filing.

Amount Previously Paid:  $950                     Filing Party:  First Shenango Bancorp, Inc.
Form or Registration No.:  Schedule 13E-4         Date Filed:  October 25, 1996

      This Statement amends and supplements the Issuer Tender Offer Statement filed on October 25, 1996 (the "Statement") relating to the issuer tender offer by First Shenango Bancorp, Inc., a Pennsylvania corporation (the "Company"), to purchase up to 200,000 shares of common stock, par value $0.10 per Share (the "Shares"), at prices not greater than $23.75 nor less than $20.50 per Share upon the terms and subject to the conditions set forth in the Offer to Purchase, dated October 25, 1996 (the "Offer to Purchase"), and the related Letter of Transmittal (which are herein collectively referred to as the "Offer"). The Offer is being made to all holders of Shares, including officers, directors and affiliates of the Company.

Item 9.  Material to be Filed as Exhibits.

* (a)(1) Form of Offer to Purchase dated October 25, 1996.

* (a)(2) Form of Letter of Transmittal.

* (a)(3) Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees dated October 25, 1996.

* (a)(4) Form of Letter to Clients from Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees dated October 25, 1996.

* (a)(5) Form of Notice of Guaranteed Delivery.

* (a)(6) Form of Letter to Stockholders from the Chief Executive Officer of the Company dated October 25, 1996.

* (a)(7) Form of press release issued by the Company dated October 24, 1996.

* (a)(8) Form of question and answer brochure.

* (a)(9) Form of Letter to Participants in the First Federal Savings Bank of New Castle Employee Stock Ownership Plan dated October 25, 1996

  (a)(10) Form of press release issued by the Company dated November 26, 1996.

  (b)    Not applicable.

  (c)    Not applicable.

  (d)    Not applicable.

  (e)    Not applicable.

  (f)    Not applicable.

_________________
* Previously filed on October 25, 1996 with the Schedule 13E-4.

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



                                    SIGNATURE

      After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  November 26, 1996.

                       FIRST SHENANGO BANCORP, INC.




                       By:      /s/ Francis A. Bonadio
                                ------------------------------------------------
                                Name: Francis A. Bonadio
                                Title:  President and Chief Executive Officer

                                INDEX OF EXHIBITS

* (a)(1) Form of Offer to Purchase dated October 25, 1996.

* (a)(2) Form of Letter of Transmittal.

* (a)(3) Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees dated October 25, 1996.

* (a)(4) Form of Letter to Clients from Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees dated October 25, 1996.

* (a)(5) Form of Notice of Guaranteed Delivery.

* (a)(6) Form of Letter to Stockholders from the Chief Executive Officer of the Company dated October 25, 1996.

* (a)(7) Form of press release issued by the Company dated October 24, 1996.

* (a)(8) Form of question and answer brochure.

* (a)(9) Form of Letter to Participants in the First Federal Savings Bank of New Castle Employee Stock Ownership Plan dated October 25, 1996.

  (a)(10) Form of press release issued by the Company dated November 26, 1996.

  (b)    Not applicable.

  (c)    Not applicable.

  (d)    Not applicable.

  (e)    Not applicable.

  (f)    Not applicable.


_________________
* Previously filed on October 25, 1996 with the Schedule 13E-4.

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